Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer

Alderon Resource Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change

July 6, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was issued through Marketwire on July 6, 2011, and a copy is filed on SEDAR.

Item 4.	Summary of Material Change

Alderon announced the addition of Mr. Tayfun Eldem, P.Eng. as the President and CEO of the Company effective as of September 7, 2011, at which time Mr. Mark J. Morabito will assume the role of Executive Chairman and Mr. Stan Bharti will assume the role of Vice Chairman.

Item 5.1	Full Description of Material Change

Alderon announced the addition of Mr. Tayfun Eldem, P.Eng. as the President and CEO of the Company effective as of September 7, 2011, at which time Mr. Mark J. Morabito will assume the role of Executive Chairman and Mr. Stan Bharti will assume the role of Vice Chairman.

Mr. Eldem has worked for the Iron Ore Company of Canada (“IOC”), a Rio Tinto subsidiary, for more than 20 years. During this period, Mr. Eldem has held many senior roles including Vice President, Expansion Projects & Engineering and Vice President, Operations & Engineering. Most recently Mr. Eldem was accountable for the development and delivery of a nearly $2.0 billion program of green and brown fields expansion projects. Additional responsibilities included strategic and tactical oversight of clean air and GHG reduction programs and the execution of sustaining capital investments and mineral exploration.

Prior to his Projects role, Mr. Eldem was responsible for all of IOC’s “Operations” including the mine, process plants, rail and port facilities. Mr. Eldem led a team of about 2,000 to deliver two consecutive years of record annual material movement at the mine and record ore processing through the concentrator.

Mr. Eldem is a professional engineer who graduated from Technical University of Nova Scotia (TUNS) in Halifax and will be based out of Alderon’s Montreal office.

Consistent with the strategic plan to fast track the Kami Project, Mark J. Morabito, Alderon’s co-founder and current President and CEO, will transition with Mr. Eldem and continue to be involved with Alderon as

Executive Chairman of its Board of Directors. Mr. Morabito will focus on Alderon’s capital market program, strategic initiatives, including potential off-take partners and corporate governance matters. Stan Bharti will transition to Vice Chairman and continue his close working relationship with Mr. Morabito, which has yielded ongoing positive results since they started working together in October 2009. In addition, Alderon will maintain its association with Forbes & Manhattan Inc. and leverage their proven technical and financial expertise.

Alderon has granted Mr. Eldem, under the terms of its stock option plan, options to purchase 1,000,000 common shares at a price of $3.20 per share. The options are subject to vesting over a two year period and have an expiry date of July 6, 2016.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Patrick Gleeson, Corporate Secretary Phone: (416) 861-5800 Fax: (416) 363-8223

Item 9.	Date of Report

July 14, 2011